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                                                                    EXHIBIT 99.1

Important Factors Regarding Forward Looking Statements

From time to time, we may make forward looking statements, such as statements concerning then expected future revenues or earnings or concerning projected plans, performance, product development and commercialization, as well as other estimates relating to future operations. There are certain key factors that could cause future results to differ materially from those anticipated by management including, but not limited to, the following:

WE ARE IN AN EARLY STAGE OF DEVELOPMENT AND HAVE NOT GENERATED REVENUES FROM COMMERCIAL SALES OF OUR PRODUCTS.

         We currently have no products for sale, and we can not guarantee that we will ever have marketable products. All of our product candidates are in research or development. To date, we have financed our operations through public stock offerings, private sales of equity securities, equipment lease financings and license payments from our strategic partners. To achieve profitable operations, we, alone or with others, must successfully develop, obtain regulatory approval for, introduce, market and sell products. We do not expect to receive revenue from the sale of any of our product candidates for the next several years. We can not assure that we will successfully complete our product development efforts, that we will obtain required regulatory approvals in a timely manner, if at all, that we will be able to manufacture our product candidates at an acceptable cost and with acceptable quality or that we can successfully market any approved products.

WE ANTICIPATE FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

         Our future financial results are uncertain. We have experienced significant losses since we commenced operations in 1992. Our accumulated net losses as of December 31, 2000 were approximately $72.7 million. These losses have resulted primarily from expenses associated with our research and development activities, including preclinical and clinical trials, and general and administrative expenses. We anticipate that our research and development expenses will increase significantly in the future, and we expect to incur substantial losses over at least the next several years. We may never be able to generate revenues from the sale of our products. Moreover, even if we generate product revenues, we can not assure that we will be able to achieve or sustain profitability.

OUR FINANCIAL RESULTS FLUCTUATE QUARTERLY WHICH COULD NEGATIVELY AFFECT OUR STOCK PRICE.

Our results of operations have varied and will continue to vary significantly from quarter to quarter and depend on, among other factors:

o the timing of fees and milestone payments received from strategic partners;

o        the formation of new strategic alliances by us;

o the timing of expenditures in connection with research and development activities, including clinical trials;

o the timing of product introductions and associated launch, marketing and sales activities; and

o the timing and extent of product acceptance for different indications and geographical areas of the world.

     Fluctuations in our results of operations may cause us to fail to meet investor expectations, resulting in a decline in the trading price of our stock price.

FOR THE FORSEEABLE FUTURE, WE WILL BE DEPENDENT ON OUR ONLY PRODUCT, MS-325, FOR REVENUES.

         MS-325 is currently our only product candidate in human clinical trials and we can not guarantee that any of our other development projects will yield a product candidate suitable for entry into clinical trials. As a result, our initial revenues and

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profits, if any, will be derived from sales of MS-325. If MS-325 fails to achieve regulatory approval and market acceptance, our business, financial condition and results of operations will be materially adversely effected.

BECAUSE DEVELOPMENT OF OUR TARGETED CONTRAST AGENTS WILL INVOLVE A LENGTHY AND COMPLEX PROCESS, WE ARE NOT CERTAIN THAT WE WILL BE ABLE TO COMMERCIALIZE ANY OF OUR PRODUCTS CURRENTLY IN DEVELOPMENT.

         Our product candidates are currently in research and development and will require additional research and development, extensive clinical testing and regulatory approval prior to any commercial sales. We cannot predict if or when we will be able to commercialize any of our products under development. We must complete clinical trials in the United States and demonstrate the safety and efficacy of MS-325, currently in Phase III clinical trials, prior to obtaining Food and Drug Administration approval. We cannot assure that our clinical trials will be successful, or that they will be completed in a timely manner. We could report serious side effects as the clinical trial proceeds. The results from early clinical trials may not predict results that will be obtained in large scale clinical trials, as a number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. We may not conduct additional Phase II or Phase III clinical trials for MS-325 and such trials, if begun, may not demonstrate any efficacy or be completed successfully in a timely manner, if at all. The rate of completion of our clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the clinical protocol under which MS-325 will be studied, the proximity of the patient to a clinical site and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs, regulatory filing delays, or both. Furthermore, we, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time. If we do not successfully complete clinical trials, we will not have a product to market.

IF MRI MANUFACTURERS DO NOT ENHANCE THEIR HARDWARE AND SOFTWARE, WE WILL NOT BE ABLE TO MARKET OUR CONTRAST AGENTS FOR CARDIAC INDICATIONS.

         Existing MRI scanners do not have the capability to perform coronary angiography without improvements in current MRI hardware and software. The success of cardiac applications of MS-325 is therefore dependent on advancements in MRI hardware and software. Although several leading MRI manufacturers, academic centers and others are developing advanced hardware and software, we do not know when, or if, these techniques will enable MS-325 to provide clinically relevant images in the cardiac indications that we are pursuing. If MRI manufacturers do not enhance their scanners to perform coronary angiography, we will not be able to market MS-325 for that application, the potential market for our products will be substantially reduced.

IF MRI TECHNOLOGY BECOMES OBSOLETE, WE WILL NOT HAVE A MARKET FOR OUR PRODUCT CANDIDATES.

         There are several well-established medical imaging modalities that compete with MRI, including X-ray angiography, computer assisted tomography, nuclear medicine and ultrasound. Other companies are actively developing the capabilities of the competing modalities to enhance their effectiveness in cardiovascular system imaging. If developments by others render MS-325 or our future product candidates obsolete or non-competitive, we will not have a market for our product candidates.

IF THE MARKET DOES NOT ACCEPT OUR TECHNOLOGY AND PRODUCTS, WE MAY NOT GENERATE SUFFICIENT REVENUES TO ACHIEVE OR MAINTAIN PROFITABILITY.

         The commercial success of MS-325 and our other products when and if approved for marketing by the United States Food and Drug Administration, the FDA, and corresponding foreign agencies, depends on their acceptance by the medical community and third-party payors as clinically useful, cost-effective and safe. While contrast agents are currently used in an estimated 35% to 45% of all MRI exams, there are no FDA-approved targeted vascular agents in use. Furthermore, clinical use of MRI for vascular imaging has been limited and use of MRI for cardiac imaging has occurred mainly in research. Market acceptance, and thus sales of our product candidates, will depend on several factors, including safety, price, ease of administration, effectiveness and the rate of adoption of up-to-date MRI technology. Market acceptance will also depend on our ability and that of our strategic partners to educate the medical community and third-party payors about the benefits of diagnostic imaging with MRI enhanced with our product candidates compared to imaging with other modalities. Our MRI contrast agents represent a new approach to imaging the cardiovascular system and market acceptance both of MRI as an appropriate imaging technique for the cardiovascular system and of our product candidates is critical to our success.

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If our products do not achieve market acceptance, we may not generate sufficient revenues to achieve or maintain profitability.

OUR COMPETITORS MAY HAVE GREATER FINANCIAL RESOURCES, SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING EXPERTISE, AND WE MAY NOT BE ABLE TO COMPETE WITH THEM SUCCESSFULLY.

         Medical technology is subject to intense competition and rapid technological change. We have many competitors, including pharmaceutical, biotechnology and chemical companies, a number of which, including our strategic partners, are actively developing and marketing products that could compete with our product candidates. Many of these competitors have substantially greater capital and other resources than we have and may represent significant competition for us. These companies may succeed in developing technologies and products that are more effective or less costly than any of those that we may develop. In addition, these companies may be more successful than we are in developing, manufacturing and marketing products. Our strategic partners or customers may choose to use competing technologies or products. As a result, we may not be able to compete successfully in the future.

WE DEPEND ON EXCLUSIVELY LICENSED TECHNOLOGY FROM THE MASSACHUSETTS GENERAL HOSPITAL.

         Under the terms of a license agreement that we have entered into with Massachusetts General Hospital, we are the exclusive licensee to certain technology, including patents and patent applications, which relate to our product candidates, including MS-325. The license agreement imposes various commercialization, sub-licensing, royalty and other obligations on us. If we fail to comply with these and other requirements our license could convert from exclusive to non-exclusive or termination entirely. It is unlikely that we would be unable to obtain this technology elsewhere. Any such event would have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON OUR STRATEGIC COLLABORATORS FOR SUPPORT IN PRODUCT DEVELOPMENT AND THE REGULATORY APPROVAL PROCESS, AND THESE EFFORTS COULD SUFFER IF WE EXPERIENCE PROBLEMS WITH OUR COLLABORATORS.

         We depend on strategic collaborators for support in product development and the regulatory approval process as well as a variety of other activities including manufacturing, marketing and distribution of our products in the United States and abroad, when and if our product candidates are approved for marketing by the FDA and corresponding foreign agencies. To date, we have entered into several strategic alliances, including a collaboration agreement with Schering AG to develop and commercialize MS-325 and other MRI vascular agents worldwide, and an agreement with Mallinckrodt granting Mallinckrodt rights to enter into an agreement with Schering AG to manufacture MS-325 for clinical development and commercial use. We may not receive milestone payments from these alliances should MS-325 fail to meet certain performance targets in clinical trials. Further, our receipt of revenues from strategic alliances is affected by the level of efforts of our collaborators. Our collaborators may not devote the resources necessary to complete development, and commence marketing, of MS-325 in their respective territories, or they may not successfully market MS-325. Schering AG and Mallinckrodt currently manufacture imaging agents for other modalities that will compete against MS-325. Schering AG will be responsible for setting the price of the product worldwide. However, Schering may not set prices in a manner that maximizes revenues for us. Our failure to receive milestone payments, a reduction or discontinuance of efforts by our partners, or the termination of these alliances would have a material adverse effect on our business, financial condition and results of operations.

         We may not successfully enter into additional strategic alliances for the development and commercialization of future product candidates. In addition, any future alliances may not be on terms favorable to us or may not be successful. If we are unable to enter into future strategic alliances with capable partners on commercially reasonable terms, we may delay the development and commercialization of future product candidates, and possibly could postpone them indefinitely.

WE DEPEND ON PATENTS AND OTHER PROPRIETARY RIGHTS AND IF THEY FAIL TO PROTECT OUR BUSINESS, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

         The protection of our proprietary technologies is material to our business prospects. We pursue a comprehensive patent program for our product candidates in the United States and in other countries where we believe that

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significant market opportunities exist. We own or have an exclusive license to patents and patent applications on the critical aspects of our core technology as well as many specific applications of this technology. However, the patent positions of pharmaceutical and biopharmaceutical firms including us generally include complex legal and factual questions. The issued patents that we own or license, or any patents that we may obtain in the future, may not effectively protect our technology or provide a competitive advantage. In addition, any of the patents or patent applications or licensed patents may be challenged, invalidated or circumvented in the future.

         Many of our competitors actively pursue patent protection for activities and discoveries similar to our activities and discoveries. These competitors, many of which have substantially greater resources than we and have made substantial investments in competing technologies, could seek to assert that our products or chemical processes infringe their existing patents and/or will not seek new patents that claim to cover aspects of our technology. Furthermore, patent applications in the United States are maintained in secrecy until patents are issued, and patent applications in foreign countries are maintained in secrecy for a specified period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. In addition, patents issued and patent applications filed relating to pharmaceuticals are numerous. Therefore, we may not be aware of all competitive patents, either pending or issued, that relate to products or processes used or those products or processes that we propose to use. If our patents fail to protect our business, we may not be able to compete effectively.

WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

         The pharmaceutical and biotechnology industries have been characterized by extensive litigation regarding patents and other intellectual property rights. We intend to protect and defend our intellectual property vigorously. We may need to bring costly and time-consuming litigation to enforce our issued patents, to protect our trade secrets and know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. We may have to participate in interference proceedings declared by the United States Patent and Trademark Office or by foreign agencies to determine the priority of inventions. Any litigation surrounding these issues could result in extensive costs to us as well as be a significant distraction for management. Such costs could have a material adverse effect on our business, financial condition and results of operations.

         We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We typically require our employees, consultants and advisors to execute confidentiality and assignment of invention agreements in connection with their employment, consulting or advisory relationships with us. We cannot assure, however, that these agreements will not be breached or that we will have adequate remedies for any breach. Furthermore, we can not assure you that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary technology, or that we can meaningfully protect our rights in unpatented proprietary technology. Several of our management and scientific personnel were formerly associated with other pharmaceutical and biotechnology companies and academic institutions. In some cases, these individuals are conducting research in similar areas with which they were involved prior to joining us. As a result, we, as well as these individuals, could be subject to claims of violation of trade secrets and similar claims.

         Our commercial success will also depend on our ability to operate without infringing upon the patents of others in the United States and abroad. There are pending or issued patents, held by parties not affiliated with us, relating to technologies used by us in the development or use of certain of our contrast agents. If any third-party patents are upheld as valid and enforceable in any judicial or administrative proceeding, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the owners of each such patent, or to redesign our products or processes to avoid infringement.

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EXTENSIVE GOVERNMENT REGULATION MAY DELAY OR PREVENT US FROM MARKETING MS-325
OR OTHER PRODUCTS UNDER DEVELOPMENT.

         We are subject to extensive U.S. and foreign governmental regulatory requirements and lengthy approval processes for our product candidates. The development and commercial use of our product candidates will be regulated by numerous federal, state, local and foreign governmental authorities in the United States, including the FDA and foreign regulatory agencies abroad. The nature of our research and development and manufacturing processes requires the use of hazardous substances and testing on certain laboratory animals. Accordingly, we are subject to extensive federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes, as well as the use of and care for laboratory animals. Although we believe we are in compliance with all such laws and maintain policies and procedures to ensure that we remain in compliance, it is possible that accidents will happen that would expose us to legal risk and/or financial loss. Furthermore, we can not assure you that current laws will not be changed or that new laws will not be passed that force us to change our policies and procedures, an event which could impose significant costs on us.

         The regulatory approval process for new MRI contrast agents, including required preclinical studies and clinical trials, is lengthy and expensive. Although some of our employees have experience in obtaining regulatory approvals, we have only limited experience in filing or pursuing applications necessary to gain regulatory approvals. Preclinical testing of our product development candidates is subject to Good Laboratory Practices as prescribed by the FDA and the manufacture of any products developed by us will be subject to Good Manufacturing Practices as prescribed by the FDA. We can not assure that the necessary FDA clearances and subsequent approvals will be obtained in a timely manner, if at all. We can not assure you as to the length of the clinical trial period or the number of patients that will be required to be tested in the clinical trials in order to establish the safety and efficacy of MS-325 or any of our future product candidates. We may encounter unanticipated delays or significant costs in our efforts to secure necessary approvals. We can not assure you, even after the performance of clinical trials and the passage of time and the expenditure of such resources, that regulatory approval will be obtained for MS-325 or any other product candidates that may be developed by us. Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent FDA regulatory approval. Future United States legislative or administrative actions also could prevent or delay regulatory approval of our product candidates. Even if we obtain regulatory approvals, they may include significant limitations on the indicated uses for which a product may be marketed. A marketed product also is subject to continual FDA and other regulatory agency review and regulation. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions. Further, many academic institutions and companies conducting research and clinical trials in the MRI contrast agent field are using a variety of approaches and technologies. Any adverse results obtained by such researchers in

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preclinical studies or clinical trials could adversely affect the regulatory environment for MRI contrast agents generally. In addition, if marketing approval is obtained, the FDA may require post-marketing testing and surveillance programs to monitor the product's efficacy and side effects. Results of these post-marketing programs may prevent or limit the further marketing of the monitored product.

         We and our strategic partners are also subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of our products. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval set forth above, and we can not assure you that foreign regulatory approvals will be obtained on a timely basis, if at all.

IF WE DO NOT RAISE ADDITIONAL FUNDS NECESSARY TO FUND OUR OPERATIONS, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

         Since inception, we have funded our operations primarily through our public offerings of Common Stock, private sales of equity securities, equipment lease financings and license payments from our strategic partners. We believe that we will need to raise substantial additional funds for research, development and other expenses, through equity or debt financings, strategic alliances or otherwise, prior to commercialization of any of our product candidates. Our future liquidity and capital requirements will depend upon numerous factors, including the following:

o        the progress and scope of clinical trials;

o        the timing and costs of filing future regulatory submissions;

o the timing and costs required to receive both United States and foreign governmental approvals;

o the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

o        the extent to which our products gain market acceptance;

o the timing and costs of product introductions; the extent of our ongoing research and development programs;

o the costs of training physicians to become proficient with the use of our products; and,

o        the costs of developing marketing and distribution capabilities.

         Additional financing may not be available on terms acceptable to us, or at all. If we cannot fund our capital requirements, it would have a material adverse effect on our business, financial condition and results of operations. If adequate funds are not available, we may have to curtail operations significantly or to obtain funds by entering into arrangements with strategic partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. To the extent that additional capital is raised through the sale of equity or securities convertible into equity, the issuance of such securities could result in dilution to our existing stockholders.

WE HAVE A LIMITED MANUFACTURING CAPABILITY AND WE INTEND TO RELY ON OUTSOURCED MANUFACTURING TO PRODUCE MS-325.

         We do not have, nor do we currently have plans to develop, full-scale manufacturing capability for MS-325. While we do manufacture small amounts of MS-325 for research and development efforts, we intend to rely on Mallinckrodt as the primary manufacturer of MS-325 for Phase III clinical trials, as well as for any future human clinical trials and commercial use. In the event that Mallinckrodt fails to fulfill its manufacturing responsibilities satisfactorily, Schering AG has the right to purchase MS-325 from a third party or to manufacture the compound itself. However, either course of action could materially delay the manufacture and development of MS-325. Schering AG may not be able to find such an alternative manufacturer, or manufacture MS-325 in a timely manner. If we experience a delay in manufacturing, it could result in a delay in the approval or commercialization of MS-325 and have a material adverse effect on our business, financial condition and results of operations.

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PRODUCT LIABILITY CLAIMS COULD INCREASE OUR COSTS AND ADVERSELY EFFECT OUR
RESULT OF OPERATIONS.

         The clinical testing, manufacturing and marketing of our product candidates may expose us to product liability claims, and we may experience material product liability losses in the future. We currently have limited product liability insurance for the use of our product candidates in clinical research, but our coverage may not continue to be available on terms acceptable to us or adequate for liabilities actually incurred. We do not have product liability insurance coverage for the commercial sale of our products but intend to obtain such coverage if and when we commercialize our product candidates. However, we may not be able to obtain adequate additional product liability insurance coverage on acceptable terms, if at all. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us, may have a material adverse effect on our business and results of operations.

IF WE FAIL TO GET ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS AFTER THEY ARE APPROVED FROM THIRD PARTY PAYORS IN THE U.S. AND ABROAD, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS.

         We could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors, particularly to the extent any such changes affect reimbursement for procedures in which our product candidates would be used. Failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from third-party payors for the procedures in which our products would be used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would have a material adverse effect on our business, financial condition and results of operations. If we obtain the necessary foreign regulatory approvals, market acceptance of our product candidates in international markets would be dependent, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance. We intend to seek international reimbursement approvals, although we can not assure you that any such approvals will be obtained in a timely manner, if at all, and failure to receive international reimbursement approvals could have an adverse effect on market acceptance of our products in the international markets in which such approvals are sought.

WE DEPEND ON OUR KEY PERSONNEL, THE LOSS OF WHOM WOULD HURT OUR ABILITY TO COMPETE.

         Our future business and operating results depend in significant part upon the continued contributions of our key technical and senior management personnel, many of whom would be difficult to replace and some of whom perform important functions for us beyond those functions suggested by their respective job title or description. Our future business and operating results also depend in significant part upon our ability to attract and retain qualified management, operational and technical personnel. Competition for this personnel is intense, and we can not assure that we will be successful in attracting or retaining such personnel. Although we maintain key life insurance on the lives of some key officers, the loss of any key employee, the failure of any key employee to perform in his or her current position, or our inability to attract and retain skilled employees, as needed, could have a material adverse effect on our business, financial condition and results of operations.